Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Sky News Interview, July 9, 2021

...Now, many of us might use the neighbourhood community app Nextdoor. It allows you to connect with neighbours and share information about your local area well now the company has announced it wants to list on the New York stock exchange, through the method of the moment a merger with a special purpose acquisition company or spac. It will be valued at 4 and a half billion U.S. dollars. Well a little earlier I spoke to Nextdoor’s chief executive Sarah Friar.

First is when you want to raise capital, can you put it to work in a way that is going to be ROI positive. We felt absolutely yes, right, Nextdoor, has been on a great growth trajectory through 2020 into 2021. In fact, outside of the US, we doubled our members just in the last year. Second reason is, are you ready right, being a public company is not for the faint of heart so we have been prepping for the last two and half years certainly since I got there and we’re ready. I’ve taken a company public before. I’ve been on the board of companies going public. We definitely are ready and thirdly is the market ready for you and we think it is I think the outcome of our spac process and our pipe process has underscored that great list of investors and so yeah, we’re ready to go.

As you mentioned, coming to market via merger with us back the so-called blank check company. Why that way rather than a traditional IPO.

Yeah. So, we clearly did both. Nextdoor is a quality company. We could have done, either. And what we felt this backdrop which was different from the IPO and better number one was a bill need to go deeper, with investors over a more elongated gated period of time to really tell your story, which I think is really important for a story like ours that still you have a lot of runway in front of it and we definitely saw that during the pipe process right, we could go deep, and you see the outcome of that blue chip list of investors T Rowe, Dragoneer, Soroban, Ark Invest. Secondly, its you get some price certainty early in the process. I know our valuation is 4.3 billion and you know approximately the funds raised 686 million and that actually allows us to start putting some of the money on our balance sheet today to work because we can anticipate more funding coming.

You mentioned you are raising 686 million $ how will you be deploying that capital.

So the first is clearly growth and around the product so we’ve seen DAU for example our daily active users grew 50% in 2000. we know there’s a lot more that we can do to drive growth on the platform. so that’s number one area focus. Nextdoor is a network effect business. the good news is when you add more members to the platform the content gets better the network effect kicks into Gear. second is around Engagement we want to make sure that when neighbours come they find what they’re looking for and for everyone a little Different. Sometimes its a local business, sometimes that trusted information from a public agency we work with people like Mayor Khan London we worked with the NHS actually all through COVID. sometimes they can’t because they are looking to build community to build that online to offline connection and so we’re going to keep investing in that engagements and then finally our monetization platform. We monetize today through ads. we are a proprietary network that’s great because it’s our data but we still have work to do to continue to build out that ad platform particularly for self service so today we service largest brands in the World. folks like Walmart or Albertsibs and in the UK in the US are in the UK, Co-op for, example but we want to make sure we can also help small mid-size businesses.

They mentioned in the investor presentation that you’re 9 one in 3 US. Households. how much further can you go in terms of Penetration.

Yeah so we don’t really see a limit to that right now. We say everybody is a neighbor and we know there is a lot of interest in community and local. In fact Having been at home they really can value what that neighborhood means so one in 3 in the US, but global is also important to us. today we are in 11 countries, 27,6000 neighbourhoods. in the UK were in one in six. For example, and so we know that each country we go to after the US we have the ability to keep driving that same penetration so it’s, again, You know, when I think about use of proceeds, new countries and further investment in current countries also clearly very top of mind.

Now, in the presentation. You’re projecting losses of about 103 million $ this year and next, but when do you expect to be profitable,

So it’s all about the trade-off between growth and then the profitability that will come through from that growth. We’re in hyper growth mode as you can see we’ve been growing the top line at over 40% and we think that’s very sustainable over many years, because of what I talked about the ability got deeper in the US and ability to keep driving the platform globally. so we will make that trade off. Now we are a proven model. We have a very high gross margin. If we want to turn up the dial on operating profits we can right. That’s not something that we’re afraid of we can see that already in the US market, So it’s really that balance as long as we see growth ahead of us will invest to grow but we will keep letting the margin improve and there’s actually quite a bit of margin improvement as you go from 2019 through 2020. 2020 going through 2021.

That was Sarah Friar from Nextdoor believer or not. Despite that accent she’s actually. Originally from Northern Ireland.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.